Exhibit 99.1

YM BioSciences Comments on Unusual Market Activity

MISSISSAUGA, Canada, November 22, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported that, in view of the unusual market activity in the common stock of the Company, the NYSE Amex has contacted the Company in accordance with its usual practice. While it ordinarily does not comment on market activity or market rumours, YM confirmed that it is not aware of any material corporate developments, including without limitation, any financing activities, which could account for the unusual trading activity.

Notice of Annual General Meeting
YM's Annual and Special Meeting of Shareholders will be held on November 22, 2011, at 4:00 p.m. ET at the offices of Norton Rose OR LLP, Boardrooms A & B, 38th Floor, 200 Bay Street, Royal Bank Plaza South Tower, Toronto, Ontario. The management proxy circular documents and annual financial documents were mailed to shareholders on October 28th, 2011, and are available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com